CAMPBELL STRATEGIC ALLOCATION FUND, L.P.
                          MONTHLY REPORT - JANUARY 2010
                                   -----------

                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------

Net Asset Value (713,543.470 units) at December 31, 2009     $    1,708,491,618
Additions of 0.000 units on January 31, 2010                                  0
Redemptions of (11,984.564) units on January 31, 2010               (26,629,126)
Offering Costs                                                         (174,999)
Net Income (Loss) - January 2010                                   (122,856,060)
                                                             ------------------

Net Asset Value (701,558.906 units) at January 31, 2010      $    1,558,831,433
                                                             ==================

Net Asset Value per Unit at January 31, 2010                 $         2,221.95
                                                             ==================

                           STATEMENT OF INCOME (LOSS)
                           --------------------------

Income:
  Gains (losses) on futures contracts:
    Realized                                                 $      (57,864,534)
    Change in unrealized                                            (23,689,845)
  Gains (losses) on forward and options on forward
   contracts:
    Realized                                                          3,466,295
    Change in unrealized                                            (36,301,400)
  Net Investment income (loss)                                        1,231,343
                                                             ------------------

                                                                   (113,158,141)
                                                             ------------------

Expenses:
  Brokerage fee                                                       9,593,070
  Performance fee                                                             0
  Operating expenses                                                    104,849
                                                             ------------------

                                                                      9,697,919
                                                             ------------------

Net Income (Loss) - January 2010                             $     (122,856,060)
                                                             ==================

                                 FUND STATISTICS
                                 ---------------

Net Asset Value per Unit on January 31, 2010                 $        2,221.95

Net Asset Value per Unit on December 31, 2009                $        2,394.38

Unit Value Monthly Gain (Loss) %                                         (7.20)%

Fund 2010 calendar YTD Gain (Loss) %                                     (7.20)%


To the best of my knowledge and belief, the information contained herein is accurate and complete.


                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Executive Officer
                                  Campbell & Company, Inc.
                                  General Partner
                                  Campbell Strategic Allocation Fund, L.P.

                                  Prepared without audit

Dear Investor,

Equity Sell-Off Fuels Losses...

The 2010 year begins with an equity sell-off in the second half of the month as global confidence in a steady recovery, again, begins to waver, resulting in trading losses for the Fund's net long equity indices positions. Primary drivers were related to: (1) China's efforts to manage growth; (2) questionable stability of the European Union as Greece potentially defaults on sovereign debt; and (3) the potential heavy-handed regulation of the U.S. banking system.

As the global risk trade unwound, the Fund's commodity positions also produced losses, largely in the energy complex and in base metals. The global negative news detracted from a relative positive earnings season and signs of improved economic data. Further losses were recorded in currency trading as the U.S. Dollar was, once again, seen as a safe haven as the economic health of several nations was called into question.

Marginal gains were recorded in fixed income as we were able to benefit from the steepening of the yield curve as a result of short-term interest rates being kept at extremely low levels by global central banks.

January was truly a disappointing way to begin the year. The significant market reversals hit many managers that operate in the systematic trading space. Continuing Central Bank intervention tends to disrupt "normal" short-term trading activity, so a healthy combination of a short-term tactical perspective combined with a longer-term strategic perspective is most prudent and advantageous. The prolonged uncooperative market cycles we have crawled through can be very discouraging, but we remain steadfast and committed, as prior experience has taught us that the most advantageous market moves for our style of trading most often occur historically after prolonged flat-to-negative performance.

Thank you for your continued patience. It is our strongest intent to make your patience worthwhile. Campbell's own patience in times like this is what has kept us in business for over 38 years.

Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
General Partner
Campbell Strategic Allocation Fund, L.P.